# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: American Shared Hospital Services, CIK 0000744825
CUSIP: 029595105
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 601 MONTGOMERY STREET, SUITE 1112, SAN FRANCISCO, California (CA), 94111
Date of event which requires filing of this statement: 05/08/2025
Filed by CIK 0001434993
Persons authorized to receive notices and communications: TIGH II, LLC, The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina (SC), 29405, 843-744-5174; Christopher J. Hubbert, 1375 East Ninth Street,, 29th Floor, Cleveland, Ohio (OH), 44114, 216-736-7215

## Reporting persons
- Anita G. Zucker (CIK 0001434993): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 586,468; sole dispositive power 0; shared dispositive power 586,468; aggregate amount beneficially owned 586,468 (9.1% of the class)
- TIGH II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 586,468; sole dispositive power 0; shared dispositive power 586,468; aggregate amount beneficially owned 586,468 (9.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, No Par Value
Name of issuer: American Shared Hospital Services
Address of issuer's principal executive offices: 601 MONTGOMERY STREET, SUITE 1112, SAN FRANCISCO, California (CA), 94111
Comment: This Amendment No. 2 to Schedule 13D relates to shares of common stock, no par value, of American Shared Hospital Services, a California corporation ("AMS"), beneficially owned by TIGH II, LLC, a company that is controlled by Anita G. Zucker, as Trustee of The Article 6 Marital Trust under the The First Amended and Restated Jerry Zucker Revocable Trust, dated April 2, 2007. This amendment supplements Mrs. Zucker's initial Schedule 13D filed on November 20, 2024.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 78,351 shares of common stock of AMS reported in this Schedule 13D were purchased by TIGH II for $212,573 using available funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: TIGH II is the record owner of 586,468 shares of common stock (the "Shares"), which is 9.1% of the 6,450,000 outstanding common shares of AMS on April 5, 2025, according to the company's March 31, 2025 Annual Report on Form 10-K. As the president and indirect owner of TIGH II, Mrs. Zucker is considered the beneficial owner of the Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Mrs. Zucker and TIGH II share the power to vote and to dispose of the Shares.
Transactions in the class effected during the past sixty days:
During past sixty days, TIGH II has acquired 78,351 shares of AMS in open market transactions through a broker. These transactions are detailed in the following table.

Date of Transaction Number of Shares Price Per Share
5/8/25 17,143 $2.77
5/5/25 3,207 $2.72
5/2/25 29 $2.74
4/29/25 68 $2.70
4/29/25 2,000 $2.77
4/24/25 7,022 $2.77
4/22/25 10,000 $2.68
4/22/25 63 $2.64
4/21/25 800 $2.66
4/17/25 5,000 $2.67
4/14/25 9,214 $2.55
4/14/25 4,636 $2.51
4/4/25 10,000 $2.76
3/27/25 800 $2.76
3/26/25 800 $2.81
3/25/25 1,520 $2.82
3/24/25 1,253 $2.78
3/24/25 2,133 $2.80
3/24/25 2,200 $2.79
3/11/25 363 $2.71
3/10/25 100 $2.68
Other persons with the right to receive dividends or sale proceeds: Mrs. Zucker and TIGH II share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

## Signatures
- Anita G. Zucker: /s/ Anita G. Zucker, Anita G. Zucker, as Trustee for The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust, dated April 2, 2007 (05/09/2025)
- TIGH II, LLC: /s/ Anita G. Zucker, Anita G. Zucker, President (05/09/2025)